Filed Pursuant to Rule 424(b)(5)
Registration No. 333-283579

Supplement No. 1 dated February 25, 2026
(To Prospectus Supplement dated August 22, 2025
and Prospectus dated December 4, 2024)

$1,000,000,000

Common Stock

This supplement supplements the prospectus supplement dated August 22, 2025 (the “prospectus supplement”), relating to the issuance and sale of our common stock, par value $0.01 per share (“common stock”) having an aggregate offering price of up to $1,000,000,000 through our sales agents, Cantor Fitzgerald & Co., Keefe, Bruyette & Woods, Inc., The Benchmark Company, LLC, BTIG, LLC, Canaccord Genuity LLC, Craig-Hallum Capital Group LLC, Maxim Group LLC, Needham & Company, LLC and Roth Capital Partners, LLC (each, a “U.S. sales agent,” and collectively, the “U.S. sales agents”) and Cantor Fitzgerald Canada Corporation, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., and certain of their Canadian affiliates (each, a “Canadian sales agent,” and collectively, the “Canadian sales agents,” and together with the U.S. sales agents, the “sales agents”), from time to time in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), by means of ordinary brokers’ transactions, to or through a market maker, on or through the Nasdaq Global Select Market (“Nasdaq”) or any other market venue where the securities may be traded, in the over-the-counter market, in privately negotiated transactions (including block transactions), or through a combination of any such methods of sale. The sales agents may also sell our common stock by any other method permitted by law. This supplement shall be read in conjunction with the prospectus supplement and the accompanying prospectus. Except as set forth herein, the prospectus supplement remains unchanged.

This supplement is being filed to reflect the amendment on February 25, 2026 of the Controlled Equity OfferingSM Sales Agreement (the “sales agreement”) by and among us and the sales agents, dated December 4, 2024, to include Virtu Americas LLC as an additional U.S. sales agent and Virtu Canada Corp. as an additional Canadian sales agent. Accordingly, each reference to the term “U.S. sales agent(s)” or “sales agent(s)” in the prospectus supplement is hereby amended to include Virtu Americas LLC, each reference to the term “Canadian sales agent(s)” or “sales agent(s)” in the prospectus supplement is hereby amended to include Virtu Canada Corp., and each reference to the term “sales agreement” in the prospectus supplement is hereby amended to refer to the sales agreement, as amended.

As of the date of this supplement, we have sold approximately 5.783 million shares of our common stock under the sales agreement and the prospectus supplement, for gross proceeds of approximately $284.2 million, leaving approximately $715.8 million available to be offered by this supplement and the prospectus supplement.

Our common stock is listed on the Nasdaq and the Toronto Stock Exchange (the “TSX”) under the symbol “HUT.” On February 24, 2026, the closing price of our common stock on Nasdaq and the TSX was $59.19 and C$81.09 per share, respectively.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and in the documents incorporated by reference in the prospectus supplement and the accompanying prospectus for a description of risks you should consider when evaluating such investment.

Neither the Securities and Exchange Commission nor any state, provincial or territorial securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if the prospectus supplement and the accompanying prospectus to which it relates are truthful and complete. Any representation to the contrary is a criminal offense.

Cantor	Keefe, Bruyette & Woods A Stifel Company	Virtu Financial

Benchmark, a StoneX Company	BTIG	Canaccord Genuity	Craig-Hallum	Maxim Group LLC	Needham & Company	Roth Capital Partners

The date of this supplement is February 25, 2026.